Filed by Kenvue Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following are communications provided to employees of Kenvue Inc. on January 8, 2026:

*Benefits/Health and Well-being

1.	After the transaction closes, do we expect changes to medical benefits, time off, salary, and bonus within the same year?

Kimberly-Clark has agreed to maintain our current salary and target bonus amounts for at least one year following the closing date. (Refer to question 7 for more information related to Compensation)

We do not anticipate changes to medical benefits, leaves/time off policies, or well-being programs will take effect in 2026 if we close in the second half of the year as currently anticipated, but this may change depending on the timing of the transaction close and Kimberly-Clark’s benefits integration strategy.

2.	What will happen to Kenvue Celebration Program points that have not been redeemed at the time of the transaction close? Is there a deadline to spend them?

There is no deadline to spend unused Kenvue Celebration Program points. Your account on the vendor site (BIW) remains accessible indefinitely and your points can be redeemed at any time regardless of employment with Kenvue or future employment with Kimberly-Clark after the transaction closes.

3.	Is there any support program Kenvuers can access during this transition period?

Navigating change can be difficult. There are a range of Health and Well-being resources designed to help you manage stress, build resilience, and maintain a positive outlook.

Helpful links:

•	To find all programs available to you, visit the Kenvue Well-being Portal (Powered by Personify Health)

•	To speak with a well-being specialist at no cost, access the Employee Assistance Program (Optum) website or call 800-765-6806

4.	Will there be any change to the Kenvue Global Service Anniversary program prior to the transaction close?

Countries that are already part of the Global Service Anniversary program through the Kenvue Celebration Program will continue to receive annual recognition for each year of service.

The countries that are planned to go live on the Global Service Anniversary program through the Celebration Platform will continue to migrate to the new plan effective January 1st, 2026.  More details about the program and the in-scope countries can be found on Solutions Hub.

5.	What will happen to my unused balance of the Global Well-being Reimbursement (GWR) and/or Kenvue Product Reimbursement (KPR) in Husk if I am involuntarily terminated before the transaction closes? Is there a deadline to spend them?

If you have an unused balance of Global Well-being Reimbursement (GWR) or Kenvue Product Reimbursement (KPR), you must spend those balances before your last day of work.  As an active Kenvuer, you have one year from the date of earning your reimbursement to submit receipts.  After the transaction closes, Kimberly-Clark will determine how to best address GWR and KPR.

6.	Will the Kimberly-Clark transaction impact in-office attendance guidance?

There are no changes to in-office attendance guidance at this time. Continue to follow the Team Norms set by your People Leader or organization through our Flexible Ways of Working framework.

After the transaction closes, Kimberly-Clark will determine the best way to integrate and harmonize benefit programs and policies.

Compensation (Salary, Incentives, Equity etc.)

7.	Will we still receive annual incentives, like a bonus, after the transaction closes?

Kimberly-Clark has agreed to maintain our current salary and target bonus amounts for at least one year following the closing date, as well as providing target long-term incentives consistent with those provided to similarly-situated Kimberly-Clark employees. This includes any increases from our normal pay review process, which will continue as usual.

After this period, compensation will be reviewed under Kimberly-Clark’s framework (base salary, bonus, and long-term incentives) based on your role, skills, and experience. This does not mean your compensation will change after one year, but adjustments may occur as part of the integration process.

8.	How will the transaction with Kimberly-Clark impact any LTI that will be granted in March 2026?

Eligible Kenvuers will receive their March 2026 LTI grant in the form of Restricted Share Units (RSUs).

Determination of eligibility and actual LTI amounts, i.e., variance from target based on 2025 individual performance, is not changing at this time.

9.	What happens to Kenvue vested and unvested equity when the transaction closes?

The table below generally reflects annual equity, RSU engagement grants, and new hire equity. More details will follow regarding unvested Kenvue Executive Founder Shares that are scheduled to vest on October 2, 2026.

Kenvue Shares and Equity Awards	Conversion When Transaction Closes
Owned shares, including shares received in respect of previously-vested RSUs, vested PSUs, exercised options, and shares otherwise held in Fidelity or other brokerage accounts

•      Kenvue shareholders will receive $3.50 per share in cash, as well as 0.14625 Kimberly-Clark shares

Example: Kenvuer owns 1,000 shares of stock when the transaction closes. Kenvue equity converts to $3,500 in cash ($3.50*1,000 shares) and 146 shares of Kimberly-Clark stock (.14625*1,000 shares, rounded down to the nearest whole share), provided that Kenvuers will receive cash in lieu of any fractional shares of Kimberly-Clark stock

Unvested restricted share units (RSU)

•      Convert to unvested Kimberly-Clark RSUs

•      Value is preserved

•      Vesting conditions remain

•      Full acceleration of vesting if terminated without cause or for good reason within two years after transaction closes

Example: Kenvuer has 1,000 unvested Kenvue RSUs valued at $18.00 each when transaction closes. This $18,000 in value converts to 178 unvested Kimberly-Clark RSUs, assuming Kimberly-Clark price is $110.00 when transaction closes

Formula follows:

•       Equity Award Exchange Ratio:  (3.50 +(0.14625*$110)) / $110 = 0.17807

•      The equity award exchange ratio multiplied by 1,000 Kenvue shares = 178.07 Kimberly-Clark shares, rounded down to the nearest whole share (178)

Unvested performance share units (PSU)

•      Convert to unvested Kimberly-Clark RSUs at greater of target and actual performance at transaction close

•      Value is preserved

•      Time-vesting conditions remain

•      Full acceleration of vesting if terminated without cause or for good reason within two years after transaction closes

Example: Kenvuer has 1,000 unvested Kenvue PSUs with a target value of $18.00 each when transaction closes, assuming that target is greater than actual performance at transaction close. This $18,000 in value converts to 178 unvested Kimberly-Clark RSUs, assuming Kimberly-Clark price is $110.00 when transaction closes

Formula follows:

•      Equity Award Exchange Ratio:  (3.50 + (0.14625*$110)) / $110 = 0.17807

•      The equity award exchange ratio multiplied by 1,000 Kenvue shares = 178.07 Kimberly-Clark shares, rounded down to the nearest whole share (178)

Unexercised stock options

•      Vested Kenvue stock options convert to vested Kimberly-Clark stock options, and unvested Kenvue stock options convert to unvested Kimberly-Clark stock options

•      Value is preserved

•       Exercise periods—and for unvested stock options, vesting conditions—remain

•      Involuntary termination without cause or for good reason within two years after transaction closes: full acceleration of unvested options. If termination is within one year after close, legacy Kenvuers will have one year to exercise options, whether the options were granted by J&J or Kenvue. If terminated between one and two years after close, legacy Kenvuers will have three months to exercise J&J-granted options and six months to exercise Kenvue-granted options. For options granted by J&J or Kenvue, these rules are superseded as follows: full term to exercise options for retirement-eligible Kenvuers, or—for J&J-granted options only, if age 55-61 at departure without service time to qualify for retirement eligibility—three years to exercise options

•      Voluntary departure after transaction close:

o     Vested stock options: three months to exercise options

o     Unvested stock options: forfeited if voluntary departure is after transaction close but before any involuntary (not for cause or good reason) termination, with the exception directly below

o      Both vested and unvested stock options: full term to exercise options for retirement-eligible Kenvuers, or—for J&J-granted options only, if age 55-61 at departure without service time to qualify for retirement eligibility—three years to exercise options

Unexercised stock options

Example 1: Kenvue option is underwater (exercise price higher than stock price)

•       Kenvuer holds 1,000 Kenvue options with an exercise price of $20 per share

•       Assume Kimberly-Clark closing price is $110 per share

•       Equity Award Exchange Ratio:  (3.50 + (0.14625*$110)) / $110 = 0.17807

•       Number of shares subject to new Kimberly-Clark option:  1,000 shares * 0.17807 = 178.07 shares, rounded down to the nearest whole share (178)

•      Exercise price per share of new Kimberly-Clark option:   $20 per share / 0.17807 = $112.315, rounded up to the nearest cent ($112.32 per share)

•       Net result is underwater Kimberly-Clark stock options

Example 2: Kenvue option is in-the-money (exercise price lower than stock price)

•       Kenvuer holds 1,000 Kenvue options with an exercise price of $20 per share

•      Assume Kimberly-Clark closing price is $120 per share

•       Equity Award Exchange Ratio:  (3.50 + (0.14625*$120)) / $120 = 0.17542

•       Number of shares subject to new Kimberly-Clark option:  1,000 shares * 0.17542 = 175.42 shares, rounded down to the nearest whole share (175)

•       Exercise price per share of new Kimberly-Clark option:  $20 per share / 0.17542 = $114.012, rounded up to the nearest cent ($114.02 per share)

•       Net result is in-the-money Kimberly-Clark stock options

* This FAQ assumes that the transaction with Kimberly-Clark, which remains subject to various conditions that have not yet been satisfied, closes in the second half of 2026 as anticipated.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, on December 4, 2025, K-C and Kenvue filed with the Securities and Exchange Commission (the “SEC”) a K-C registration statement on Form S-4, as amended on December 12, 2025 (the “Form S-4”), in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The registration statement was declared effective by the SEC on December 16, 2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders, on December 16, 2025, seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 6, 2025 and November 7, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026 and 1/6/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.